Jennifer Wheeler Attorney At Law Writer direct (405) 552-2273 Fax (405) 228-7473 jennifer.wheeler@mcafeetaft.com

February 16, 2010

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, D.C.  20549-0405
Attn:  Ms. Alison T. White

Re:            American Fidelity Dual Strategy Fund, Inc.

Ladies and Gentlemen:

Enclosed for filing with the Commission via EDGAR is the definitive proxy statement of American Fidelity Dual Strategy Fund, Inc. (the “Fund”) and supplemental letter in response to the Commission’s comments regarding preliminary proxy materials filed by the Fund.  The following changes were made in the proxy statement in response to the Commission's comments:  (1) Disclosure added to page 2 under "Vote Required to Approve Proposal" that the effect of proportional voting is that a small number of shareholders may determine the outcome of a vote; and (2) Disclosure added on page 11 that American Fidelity Assurance Company serves as the Fund's administrator.  Additionally, the requested Tandy representation is set forth in the accompanying letter.

Please do not hesitate to call me at 405.552.2273 if you have any questions.

Sincerely,

/s/  Jennifer Wheeler
                     Jennifer Wheeler

JW/lw

Enclosure

DAVID R. CARPENTER
Chairman and President

February 15, 2010

United States Securities and Exchange Commission 450 Fifth Street
Washington, D.C.  20549
Attn:  Ms. Alison T. White

Re:	American Fidelity Dual Strategy Fund, Inc. (the “Fund”) 14A Filing
Dear Ms. White:

On behalf of the Fund, I acknowledge that:

•	The adequacy and accuracy of the disclosures in the Fund’s filings are the Fund’s responsibility;

•	The Staff comments or the Fund’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please call the undersigned at 405.523.5395.

Sincerely,